UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WAITR HOLDINGS INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

930752 118

(CUSIP Number of Class of Securities)

David Pringle

Chief Financial Officer & Secretary

844 Ryan Street, Suite 300

Lake Charles, Louisiana 70601

1-800-661-903

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Joel L. Rubinstein

Jonathan P. Rochwarger

Elliott M. Smith

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

Tel: (212) 294-6700

Fax: (212) 294-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$38,250,000	$4,635.90

(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Waitr Holdings Inc. (the “Company”) is offering holders of a total of 25,000,000 publicly traded warrants (the “public warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“common stock”), outstanding as of January 25, 2019 the opportunity to exchange such warrants and receive 0.18 shares of common stock in exchange for each public warrant. The transaction value was determined by using the average of the high and low prices of the public warrants as reported on the OTC Pink marketplace maintained by OTC Markets Group, Inc. on January 23, 2019, which was $1.53.

(2)

The amount of the filing fee assumes that all outstanding public warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on January 25, 2019.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,468.44	Filing Party: Waitr Holdings Inc.
Form or Registration No.: Form S-4	Date Filed: January 25, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Waitr Holdings Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2019 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to each holder of the Company’s publicly traded warrants (the “public warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“common stock”), to receive 0.18 shares of common stock in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated January 25, 2019 (the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 2 is being filed to report the final results of the Offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on February 22, 2019 at 11:59 p.m., Eastern Standard Time (the “Expiration Date”), in accordance with its terms. The Company has been advised that as of the Expiration Date, 24,769,192 outstanding public warrants, or approximately 99.1% of the 25,000,000 outstanding public warrants were validly tendered and not withdrawn in the Offer, including 119,892 public warrants that were tendered through notice of guaranteed delivery. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 4,458,438 shares of common stock in exchange for such public warrants. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 99.1% of the outstanding public warrants to the Warrant Amendment, which exceeds the 65% of the outstanding public warrants required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.”

On February 25, 2019, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(7) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated January 25, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37788) filed by the Company on January 25, 2019).

(a)(6)	Press Release, dated February 11, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37788) filed by the Company on February 11, 2019).

(a)(7)	Press Release, dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37788) filed by the Company on February 25, 2019).

(b)	Not applicable

(d)(i)	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(ii)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(iv)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(v)	Warrant Agreement, dated May 25, 2016, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2016).

(d)(vi)	Form of Warrant (incorporated by reference to Exhibit 4.3 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(vii)	Convertible Promissory Note, dated August 21, 2018, issued to Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on August 23, 2018).

(d)(viii)	Commitment Letter, dated as of October 2, 2018, by and among the Company, Landcadia Merger Sub, Inc. and Luxor Capital Group, LP (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on October 3, 2018).

(d)(ix)	Credit and Guaranty Agreement, dated as of November 15, 2018, by and among Waitr Inc., as Borrower, Waitr Intermediate Holdings, LLC, certain subsidiaries of Waitr Inc., as Guarantors, various lenders and Luxor Capital Group, LP, as Administrative Agent, Collateral Agent and Lead Arranger (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(x)	Amendment No. 1 to Credit and Guaranty Agreement, dated as of January 17, 2019, by and among Waitr Inc., as borrower, Waitr Intermediate Holdings, LLC, the various lenders party thereto and Luxor Capital Group, LP, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(d)(xi)	Credit Agreement, dated November 15, 2018, by and among the Company, as Borrower, various lenders and Luxor Capital Group, LP, as Administrative Agent and Lead Arranger (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xii)	Amendment No. 1 to Credit Agreement, dated as of January 17, 2019, by and among Waitr Holdings Inc., as borrower, the lenders party thereto and Luxor Capital Group, LP, as administrative agent (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(d)(xiii)	Form of Convertible Promissory Note (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xiv)	Form of Amended and Restated Registration Rights Agreement by and among the Company and the investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(x)	Registration Rights Agreement, dated November 15, 2018, by and among the Company and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(xvi)	Letter Agreement, dated November 15, 2018, by and among the Company, Luxor Capital Group, LP, Luxor Capital Partners, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Wavefront, LP and Lugard Road Capital Master Fund, LP (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xvii)†	Employment Agreement, dated November 15, 2018, by and between the Company and Christopher Meaux (incorporated by reference to Exhibit 10.10 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xviii)†	Offer Letter, dated November 15, 2018, by and between the Company and Travis Boudreaux (incorporated by reference to Exhibit 10.11 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xix)†	Offer Letter, dated November 15, 2018, by and between the Company and Manuel Rivero (incorporated by reference to Exhibit 10.12 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xx)†	Offer Letter, dated November 15, 2018, by and between the Company and David Pringle (incorporated by reference to Exhibit 10.13 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxi)†	Offer Letter, dated November 15, 2018, by and between the Company and Joseph Stough (incorporated by reference to Exhibit 10.14 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxii)†	Offer Letter, dated November 15, 2018, by and between the Company and Sonny Mayugba (incorporated by reference to Exhibit 10.15 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxiii)†	Offer Letter, dated November 15, 2018, by and between the Company and Addison Killebrew (incorporated by reference to Exhibit 10.16 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxiv)	Consulting Agreement, dated November 15, 2018, by and between the Company and Steven L. Scheinthal (incorporated by reference to Exhibit 10.17 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxv)	Consulting Agreement, dated November 15, 2018, by and between the Company and Richard H. Liem (incorporated by reference to Exhibit 10.18 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxvi)	Form of Lockup Agreement (incorporated by reference to Exhibit 10.19 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.20 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxviii)†	Waitr Holdings Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.21 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxix)	Letter Agreement, dated May 25, 2016, by and among the Company, Tilman J. Fertitta, Richard Handler, Richard H. Liem, Steven L. Scheinthal, Nicholas Daraviras, Jefferies Financial Group Inc. (f/k/a Leucadia National Corporation) and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2016).

(d)(xxx)	Letter Agreement, dated May 25, 2016, by and among the Company and Mark Kelly (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2016).

(d)(xxxi)	Letter Agreement, dated August 23, 2016, by and between the Company and G. Michael Stevens (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37788) filed by the Company on August 23, 2016).

(d)(xxxii)	Letter Agreement, dated May 8, 2017, by and between the Company and Michael S. Chadwick (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K (File No. 001-37788) filed by the Company on May 10, 2017).

(d)(xxxiii)	Amendment to Letter Agreement, dated as of May 31, 2018, by and among the Company, Jefferies Financial Group Inc., Fertitta Entertainment, Inc., Tilman J. Fertitta, Richard Handler, Richard H. Liem, Steven L. Scheinthal and Nicholas Daraviras (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2018).

(d)(xxxiv)	Amendment to Letter Agreement, dated as of May 31, 2018, by and between the Company and Mark Kelly (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2018).

(d)(xxxv)	Amendment to Letter Agreement, dated as of June 11, 2018, by and between the Company and G. Michael Stevens (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q (File No. 001-37788) filed by the Company on August 9, 2018).

(d)(xxxvi)	Amendment to Letter Agreement, dated as of June 11, 2018, by and between the Company and Michael S. Chadwick (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q (File No. 001-37788) filed by the Company on August 9, 2018).

(d)(xxxvii)	Commitment Letter, dated as of December 11, 2018, by and among Luxor Capital Group, LP, the Company and Waitr Inc. (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q (File No. 001-37788) filed by the Company on December 12, 2018).

(d)(xxxviii)	Form of Registration Rights Agreement by and among Waitr Holdings Inc. and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(d)(xxxix)	Form of Lockup Agreement (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(g)	Not applicable

(h)	Opinion of Winston & Strawn LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

†	Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WAITR HOLDINGS INC.

By:	/s/ Christopher Meaux
Christopher Meaux
Chief Executive Officer

Dated: February 25, 2019